Exhibit 99.1

Consolidated Financial Results

for the 1st Quarter of Fiscal 2005

(Three-Month Period Ended June 30, 2005)

Sankyo Co., Ltd.
Listed exchanges:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Head office:	Tokyo, Japan
Stock code:	4501
Homepage:	http://www.sankyo.co.jp/
Address:	5-1 Nihonbashi Honcho 3-chome Chuo-ku, Tokyo 103-8426, Japan

1.	Matters Relating to the Preparation of the Quarterly Consolidated Financial Statements

1)	Adoption of simplified accounting methods:

“Income taxes” were calculated using a simplified method.

2)	Accounting methods differing from those adopted for the latest fiscal year:

Valuation of Inventories

Previously, inventories of the Company and its domestic consolidated subsidiaries have been principally stated at cost determined by the average method; however, as of the fiscal period under review, inventories are principally stated at the lower of cost or market by the average method. This change resulted in a ¥157 million decline in recurring income and income before income taxes and minority interests for the period under review.

Allowance for Sales Returns

Previously, the Company and certain domestic consolidated subsidiaries have recorded the maximum possible provision calculated by the accounts receivable method in accordance with the Corporate Tax Law in Japan; however, as of the fiscal period under review, provisions have principally been recorded in amounts equal to the sum of sales profits and inventory losses on such returned products, based on its estimates of possible sales returns.. As a result, operating income, recurring income, and income before income taxes and minority interests for the period under review declined ¥60 million.

Accrued Bonuses

Previously, a portion of the estimated total amount of bonuses payable for the fiscal year has been recorded as “accrued bonuses”; however, as of the period under review, accrued bonuses have been recorded as “other” under current liabilities. As of the fiscal period under review, accrued bonuses amounted to ¥18,291 million.

3)	Changes in the scope of consolidation and application of the equity method:

Nippon Daiya Valve Co., Ltd., Kyushu Sankyo Co., Ltd., and Sankyo Foods Co., Ltd., were excluded from the scope of consolidation.

2.	Consolidated Business Results for the 1st Quarter of Fiscal 2005

(1)	Consolidated Business Results

	Net sales		Operating income		Recurring income
	(¥ Million)%		(¥ Million)%		(¥ Million)%
1st quarter of fiscal 2005	142,280	(2.8)	25,811	(5.2)	27,089	(3.4)
1st quarter of fiscal 2004	146,449	(1.6)	27,216	2.3	28,056	7.3

Fiscal 2004	587,830	(1.4)	84,925	(11.1)	82,506	(12.2)

	Net income		Net income per share	Fully diluted net income per share
	(¥ Million)%		(¥)	(¥)
1st quarter of fiscal 2005	18,076	(19.9)	42.09	42.07
1st quarter of fiscal 2004	22,575	60.4	52.56	52.54

Fiscal 2004	48,282	11.2	111.78	111.74
Notes: Percentages for net sales, operating income, recurring income and net income represent year-on-year changes.

[Overview of Results of Operations]

In the first quarter of fiscal 2005, net sales edged down 2.8%, to ¥142.2 billion; operating income decreased 5.2%, to ¥25.8 billion; recurring income dipped 3.4%, to ¥27.0 billion; and net income for the quarter was down 19.9%, to ¥18.0 billion, on a year-to-year basis.

Although sales of our strategic global product olmesartan—an antihypertensive agent sold as Benicar® in the United States and as Olmetec® in Europe and Japan—grew substantially, lower sales of our flagship antihyperlipidemic agent Mevalotin® in Japan and overseas due to intensified competition; the transfer of sales of Espo®, a drug for the treatment of renal anemia, and Gran®, a drug for the treatment of leukopenia, to Kirin Brewery Co., Ltd.; and the exclusion of Nippon Daiya Valve and Sankyo Foods from the scope of consolidation led to a decline in net sales.

Lower operating income, recurring income, due to the sales decrease, higher R&D expenses and an increase in payments to affiliates stemming from gains in sales of Benicar® in the United States, resulted in a decline in profits. In addition, the posting of ¥10.6 billion in extraordinary profits in the same period of the previous fiscal year due to proceeds from the sale of land on the site of the Company’s former Tanashi Plant contributed to a substantial decline in net income for the quarter.

On May 13, 2005, Sankyo and Daiichi Pharmaceutical Co., Ltd., entered into an agreement to take their individual businesses to a new level through integration so that they may continue their missions as leaders in the Japanese industry in the 21st century and enhance corporate value amid an increasingly global pharmaceutical industry and structural changes in the operating environment. The integration was approved at Sankyo’s 151st Ordinary General Shareholders Meeting held on June 29, 2005. Sankyo and Daiichi plan to establish the joint holding company DAIICHI SANKYO COMPANY, LTD., on September 28, 2005, and complete the integration of their pharmaceutical operations by April 2007.

(2)	Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	(¥ Million)	(¥ Million)	(%)	(¥)
1st quarter of fiscal 2005	960,731	723,897	75.3	1,685.42
1st quarter of fiscal 2004	935,233	695,887	74.4	1,620.07

Fiscal 2004	976,230	716,587	73.4	1,667.76

(3)	Consolidated Cash Flows

	Net cash provided by (used in) operating activities	Net cash provided by (used in) investing activities	Net cash provided by (used in) financing activities	Cash and cash equivalents at the end of period
	(¥ Million)	(¥ Million)	(¥ Million)	(¥ Million)
1st quarter of fiscal 2005	12,337	(4,977)	(16,361)	253,899
1st quarter of fiscal 2004	20,341	6,186	(11,190)	209,854

Fiscal 2004	96,703	(16,265)	(12,716)	262,530

[Overview of Financial Position]

Total assets declined ¥15.4 billion from the end of the previous period, to ¥960.7 billion, and cash and cash equivalents decreased ¥8.6 billion, to ¥253.8 billion. Factors accounting for changes in the principal components of cash flows were as follows.

Cash Flows from Operating Activities

Net cash provided by operating activities declined ¥8.0 billion from the same period of the previous fiscal year, to ¥12.3 billion, mainly owing to a ¥3.3 billion increase in income taxes paid and a ¥9.0 billion increase in trade payables.

Cash Flows from Investing Activities

Net cash used in investing activities amounted to ¥4.9 billion, as compared with a ¥6.1 billion inflow in the same period of the previous fiscal year. This is primarily attributable to a ¥9.1 billion decrease in proceeds from sale of property, plant and equipment as a result of the posting of income from the sale of land on the site of Sankyo’s former Tanashi Plant in the same period of the previous fiscal year.

Cash Flows from Financing Activities

Net cash used in financing activities rose ¥5.1 billion from the same period of the previous fiscal year, to ¥16.3 billion. The primary reason for the rise was a ¥3.2 billion increase in dividends paid.

(Reference 1) Non-Consolidated Business Results for the 1st Quarter of Fiscal 2005

	Net sales	Operating income	Recurring income	Net income
	(¥ Million)	(¥ Million)	(¥ Million)	(¥ Million)
1st quarter of fiscal 2005	82,528	18,633	19,245	10,618

	Total assets	Shareholders’ equity
	(¥ Million)	(¥ Million)
1st quarter of fiscal 2005	855,887	727,101

2.	Consolidated Results Forecast for Fiscal 2005

	Net sales	Recurring income	Net income
	(¥ Million)	(¥ Million)	(¥ Million)
Interim period of fiscal 2005	281,500	42,000	27,000

Fiscal 2005	559,500	69,000	41,000
Note: Net income per share for fiscal 2005 is forecast at ¥95.46.

[Comments on Fiscal 2005 Forecasts]

In light of the Company’s first quarter performance and results forecasts through June 2005 for three major overseas subsidiaries—Sankyo Pharma Inc., Luitpold Pharmaceuticals, Inc., and Sankyo Pharma GmbH—the Company has made revisions to the consolidated fiscal 2005 forecasts announced on May 13, 2005, at the time of the release of the fiscal 2004 results. However, the non-consolidated results forecast for fiscal 2005 has not been revised.

Net Sales for the Interim Period of Fiscal 2005

Although Sankyo anticipates a slight decrease in sales at Sankyo Pharma GmbH, sales of Benicar® at Sankyo Pharma Inc. and sales of Venofer® at Luitpold Pharmaceuticals Inc. are expected to exceed initial projections. Thus, the Company has revised its initial forecast for consolidated net sales for the interim period of fiscal 2005 up ¥2.5 billion, to ¥281.5 billion.

Recurring Income and Net Income for the Interim Period of Fiscal 2005

In addition to an increase in the gross profit margin stemming from the aforementioned rise in net sales, selling, general and administrative expenses at Sankyo Pharma Inc., Luitpold Pharmaceuticals Inc., and Sankyo Pharma GmbH are expected to decline due to more efficient expenditures. Thus, the Company has revised its interim period forecast for recurring income up ¥6.0 billion, to ¥42.0 billion, and raised its projection for net income for the interim period ¥4.0 billion, to ¥27.0 billion.

Net Sales, Recurring Income, and Net Income for Fiscal 2005

Due to uncertainty regarding results forecasts for the latter half of fiscal 2005, the Company has revised its forecasts for net sales, recurring income, and net income for fiscal 2005 upward by amounts corresponding to the interim period revisions.

(Reference 2) Non-Consolidated Results Forecast for Fiscal 2004

	Net sales	Recurring income	Net income	Annual dividends per share
				Interim	Year-end
	(¥ Million)	(¥ Million)	(¥ Million)	(¥)	(¥)	(¥)
Interim period of fiscal 2005	156,000	29,000	17,000	25.00	—	—

Fiscal 2005	307,000	50,000	28,000	—	25.00	50.00

The aforementioned forecasts are based on information available to management at the time of release.

Actual results may differ substantially from these projections for a wide variety of reasons.

Appendix:

1.	Consolidated Financial Statements

    Consolidated Balance Sheets

    Consolidated Statements of Income

    Consolidated Statements of Cash Flows

    Segment information

2.	Non-consolidated balance sheets

    Non-consolidated Balance Sheets

    Non-consolidated statements of Income

I. Consolidated Financial Statements

1. Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005
	Amount	%	Amount	%	Amount	%
ASSETS
Current assets
Cash and deposits	152,319		170,244		175,960
Trade notes and accounts receivable	172,032		161,515		162,442
Marketable securities	117,304		138,677		146,632
Inventories	87,835		87,572		89,979
Deferred tax assets	18,200		21,517		21,832
Other	10,330		10,346		9,704
Allowance for doubtful accounts	(769)		(660)		(483)

Total current assets	557,253	59.6	589,212	61.3	606,067	62.1

Fixed assets
Tangible fixed assets
Buildings and structures	104,189		112,167		111,966
Machinery, equipment and vehicles	33,266		30,824		31,831
Land	30,329		31,276		30,655
Construction in progress	10,412		10,808		10,005
Other	11,503		12,051		11,980

Total tangible fixed assets	189,700	20.3	197,128	20.5	196,439	20.1

Intangible fixed assets
Consolidation goodwill	1,069		770		845
Other	39,740		22,473		24,181

Total intangible fixed assets	40,809	4.3	23,244	2.4	25,026	2.6
Investments and other assets
Investment securities	111,393		117,007		114,480
Long-term loans	5,729		5,831		5,876
Deferred tax assets	13,656		15,380		14,967
Other	17,195		13,252		13,702
Allowance for doubtful accounts	(505)		(326)		(329)

Total investments and other assets	147,469	15.8	151,145	15.8	148,696	15.2

Total fixed assets	377,979	40.4	371,518	38.7	370,163	37.9

Total assets	935,233	100.0	960,731	100.0	976,230	100.0

(Millions of yen)

	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005
	Amount	%	Amount	%	Amount	%
LIABILITIES
Current liabilities
Trade notes and accounts payable	46,793		42,310		54,435
Short-term bank loans	10,644		10,199		16,699
Income taxes payable	15,750		12,179		16,904
Deferred tax liabilities	540		739		689
Accrued bonuses	18,853		—		13,481
Allowance for sales returns	476		535		476
Allowance for sales rebates	1,133		1,084		1,022
Other	56,384		85,410		70,002

Total current liabilities	150,577	16.1	152,460	15.9	173,712	17.8
Long-term liabilities
Long-term debt	3,790		3,515		3,373
Deferred tax liabilities	74		432		441
Retirement and severance benefits	70,096		65,981		66,843
Directors’ retirement and severance benefits	1,794		1,398		1,830
Other	4,119		3,551		4,006

Total long-term liabilities	79,873	8.5	74,879	7.8	76,495	7.8

Total liabilities	230,450	24.6	227,340	23.7	250,208	25.6

MINORITY INTERESTS
Minority interests	8,895	1.0	9,493	1.0	9,434	1.0

SHAREHOLDERS’ EQUITY
Common stock	68,793	7.4	68,793	7.2	68,793	7.0
Capital surplus	66,862	7.1	66,862	6.9	66,862	6.8
Retained earnings	561,249	60.0	587,355	61.1	580,514	59.5
Valuation difference on other securities	27,919	3.0	27,113	2.8	27,857	2.9
Translation adjustments	(8,592)	(0.9)	(5,805)	(0.6)	(7,026)	(0.7)
Treasury stock	(20,344)	(2.2)	(20,421)	(2.1)	(20,412)	(2.1)

Total shareholders’ equity	695,887	74.4	723,897	75.3	716,587	73.4

Total liabilities, minority interests and shareholders’ equity	935,233	100.0	960,731	100.0	976,230	100.0

2. Consolidated Statements of Income

(Millions of yen)

	1st quarter of fiscal 2004		1st quarter of fiscal 2005		Fiscal 2004
	Amount	%	Amount	%	Amount	%
Net sales	146,449	100.0	142,280	100.0	587,830	100.0
Cost of sales	52,346	35.7	46,641	32.8	213,874	36.4

Gross profit	94,102	64.3	95,638	67.2	373,956	63.6
Provision for sales returns	15	0.0	58	0.0	15	0.0

Adjusted gross profit	94,087	64.3	95,580	67.2	373,940	63.6
Selling, general and administrative expenses	66,870	45.7	69,768	49.1	289,015	49.2

Operating income	27,216	18.6	25,811	18.1	84,925	14.4
Non-operating income	1,909	1.3	2,473	1.7	6,425	1.1
Non-operating expenses	1,069	0.7	1,196	0.8	8,844	1.5

Recurring income	28,056	19.2	27,089	19.0	82,506	14.0
Extraordinary income	13,308	9.1	2,569	1.8	15,775	2.7
Extraordinary losses	3,189	2.2	486	0.3	20,603	3.5

Income before income taxes and minority interests	38,175	26.1	29,172	20.5	77,678	13.2
Income taxes	15,473	10.6	10,935	7.7	28,674	4.9
Minority interests	126	0.1	161	0.1	722	0.1

Net income	22,575	15.4	18,076	12.7	48,282	8.2

3. Consolidated Statements of Cash Flows

(Millions of yen)

	1st quarter of fiscal 2004	1st quarter of fiscal 2005	Fiscal 2004
	Amount	Amount	Amount
Cash flows from operating activities:
Income before income taxes and minority interests	38,175	29,172	77,678
Depreciation	6,945	6,399	28,811
Loss on impairment of fixed assets	2,805	—	15,865
Profit on sales of marketable and investment securities	(712)	(1)	(1,064)
Loss on valuation of marketable and investment securities	—	86	1,736
Amortization of consolidation goodwill	73	74	378
Increase (decrease) in allowance for doubtful accounts	(1,743)	201	(2,021)
(Decrease) increase in retirement and severance benefits	95	(425)	(3,498)
(Decrease) increase in accrued bonuses	5,581	(13,279)	224
Interest and dividend income	(1,447)	(1,254)	(3,304)
Interest expense	51	53	358
Gain on sales of fixed assets	(10,847)	(2,452)	(10,731)
Decrease (increase) in trade receivables	(2,081)	1,347	8,147
Decrease in inventories	1,820	1,344	122
(Decrease) increase in trade payables	(3,800)	(12,895)	3,473
Other	(4,706)	17,511	6,329

Subtotal	30,211	25,883	122,504
Interest and dividends received	1,479	1,166	3,407
Interest paid	(51)	(53)	(358)
Income taxes paid	(11,296)	(14,659)	(28,851)

Net cash provided by operating activities	20,341	12,337	96,703

Cash flows from investing activities:
Purchases of time deposits	(1,943)	(507)	(7,889)
Refunds of time deposits upon maturity	2,706	386	10,842
Purchases of marketable securities	(13,469)	(11,949)	(62,969)
Proceeds from sales and maturity of marketable securities	18,121	19,697	77,786
Purchases of tangible fixed assets	(7,557)	(8,399)	(27,282)
Proceeds from sales of tangible fixed assets	11,698	2,570	14,696
Purchases of intangible fixed assets	(399)	(1,689)	(2,439)
Purchases of investment securities	(4,224)	(5,688)	(21,704)
Proceeds from sales of investment securities	1,113	112	1,561
Proceeds from sale of stock in a consolidated subsidiary	589	524	527
Payment on loans receivable	(120)	(98)	(904)
Proceeds from collection of loans	130	50	1,342
Other	(459)	11	169

Net cash (used in) provided by investing activities	6,186	(4,977)	(16,265)

(Millions of yen)

	1st quarter of fiscal 2004	1st quarter of fiscal 2005	Fiscal 2004
	Amount	Amount	Amount
Cash flows from financing activities:
Net (decrease) increase in short-term bank loans	(3,843)	(5,662)	2,365
Proceeds from long-term debt	530	330	470
Repayment of long-term debt	(277)	(239)	(1,282)
Purchases of treasury stock	(8)	(8)	(76)
Dividends paid to shareholders	(7,520)	(10,741)	(13,960)
Dividends paid to minority interests	(65)	(133)	(109)
Other	(4)	95	(123)

Net cash used in financing activities	(11,190)	(16,361)	(12,716)

Effect of exchange rate changes on cash and cash equivalents	(416)	684	(123)

Net (decrease) increase in cash and cash equivalents	14,920	(8,315)	67,596

Cash and cash equivalents at beginning of year	194,789	262,530	194,789

Decrease in cash and cash equivalents due to exclusion from the scope of consolidation	—	(314)	—

Increase due to merger with a non-consolidated subsidiary	144	—	144

Cash and cash equivalents at end of year	209,854	253,899	262,530

Segment Information

(1) Business Segments

(Millions of yen)

1st quarter of fiscal 2004	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Sales
(1) External sales	115,981	30,468	146,449	—	146,449
(2) Inter-segment sales and transfers	252	421	674	(674)	—
Total	116,234	30,889	147,123	(674)	146,449
Operating expenses	90,402	29,715	120,117	(884)	119,232
Operating income	25,831	1,174	27,006	210	27,216

1st quarter of fiscal 2005	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Sales
(1) External sales	113,355	28,924	142,280	—	142,280
(2) Inter-segment sales and transfers	125	320	445	(445)	—
Total	113,481	29,244	142,725	(445)	142,280
Operating expenses	88,585	28,626	117,211	(743)	116,468
Operating income	24,895	617	25,513	298	25,811

Notes:

1.	Business segmentation

Segmentation into ‘Pharmaceuticals’ and ‘Other’ is based on a consideration of product type, market characteristics and other factors.

2.	Main products in each business segment

Business segments		Main products
Pharmaceuticals		Ethical drugs and healthcare products

Other	Food	Food products and additives
	Agrochemicals	Insecticides, herbicides and fungicides
	Other	Chemical products and veterinary drugs

(2) Geographic Segments

(Millions of yen)

1st quarter of fiscal 2004	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Sales
(1) External sales	118,701	16,836	10,911	146,449	—	146,449
(2) Inter-segment sales and transfers	3,506	812	798	5,117	(5,117)	—
Total	122,208	17,649	11,709	151,566	(5,117)	146,449
Operating expenses	96,534	14,513	12,329	123,377	(4,144)	119,232
Operating income (loss)	25,673	3,135	(619)	28,189	(973)	27,216

1st quarter of fiscal 2005	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Sales
(1) External sales	108,054	22,769	11,455	142,280	—	142,280
(2) Inter-segment sales and transfers	3,338	985	892	5,216	(5,216)	—
Total	111,393	23,755	12,347	147,496	(5,216)	142,280
Operating expenses	91,244	17,799	12,322	121,366	(4,898)	116,468
Operating income (loss)	20,149	5,956	25	26,130	(318)	25,811

Notes:

1. Geographic segmentation

Geographical proximity is the basis for geographic segmentation.

2. Countries and areas included in regions other than Japan

North America: the United States

Other areas: Germany, the United Kingdom, France, Spain, Italy, Taiwan and others

(3) Overseas Sales

(Millions of yen)

1st quarter of fiscal 2004	North America	Europe	Other areas	Total
Overseas sales	27,758	19,593	4,296	51,648
Consolidated net sales				146,449
Ratio of overseas sales to consolidated net sales (%)	19.0	13.4	2.9	35.3

1st quarter of fiscal 2005	North America	Europe	Other areas	Total
Overseas sales	34,051	19,882	3,434	57,368
Consolidated net sales				142,280
Ratio of overseas sales to consolidated net sales (%)	23.9	14.0	2.4	40.3

Notes:

1.	Geographic segmentation

Geographical proximity is the basis for geographic segmentation.

2.	Countries and areas included in each region

North America: the United States and Canada

Europe: Germany, the United Kingdom, Spain, Italy, Ireland, France, Switzerland and others countries

Other areas: Asia, Middle East, Latin America and others

3.	Overseas sales are sales of the Company and its consolidated subsidiaries which are transacted in countries or regions other than Japan.

II. Non-consolidated Financial Statements

1. Balance Sheets

(Millions of yen)

	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005
	Amount	%	Amount	%	Amount	%
ASSETS
Current assets
Cash and deposits	109,519		127,179		133,346
Trade notes	5,133		2,573		2,813
Accounts receivable	116,251		105,108		101,292
Marketable securities	89,140		84,413		98,697
Inventories	52,216		52,506		53,355
Other	19,169		24,326		22,232
Allowance for doubtful accounts	(320)		(267)		(34)

Total current assets	391,111	45.5	395,840	46.2	411,705	47.3

Fixed assets
Tangible fixed assets
Buildings	79,203		85,681		85,312
Land	21,081		22,192		21,177
Other	44,414		40,055		40,275

Total tangible fixed assets	144,699	16.9	147,929	17.3	146,765	16.9
Intangible fixed assets	25,689	3.0	9,580	1.1	10,430	1.2
Investments and other assets
Investment securities	105,211		112,354		109,720
Investment in stocks of affiliates	117,471		115,894		116,744
Investment in capital of affiliates	47,540		47,751		47,751
Other	27,648		26,774		26,697
Allowance for doubtful accounts	(420)		(237)		(240)

Total investments and other assets	297,451	34.6	302,537	35.4	300,673	34.6

Total fixed assets	467,840	54.5	460,047	53.8	457,869	52.7

Total assets	858,951	100.0	855,887	100.0	869,575	100.0

(Millions of yen)

	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005
	Amount	%	Amount	%	Amount	%
LIABILITIES
Current liabilities
Accounts payable	23,229		18,621		25,891
Income taxes payable	14,832		9,855		14,802
Consumption taxes payable	1,481		1,073		1,037
Accrued bonuses	13,391		—		7,908
Allowance for sales returns	347		410		362
Allowance for sales rebates	1,133		1,084		1,022
Other	28,008		44,142		36,251

Total current liabilities	82,423	9.6	75,187	8.8	87,276	10.0
Long-term liabilities
Retirement and severance benefits	56,078		53,094		53,573
Directors’ retirement and severance benefits	712		503		732

Total long-term liabilities	56,790	6.6	53,598	6.2	54,305	6.3

Total liabilities	139,214	16.2	128,785	15.0	141,581	16.3

SHAREHOLDERS’ EQUITY

Common stock	68,793	8.0	68,793	8.1	68,793	7.9
Capital surplus
Additional paid-in capital	66,856		66,856		66,856

Total capital surplus	66,856	7.8	66,856	7.8	66,856	7.7
Retained earnings
Legal reserve	13,214		13,214		13,214
Voluntary reserve	490,418		495,991		490,418
Unappropriated retained earnings	73,527		76,171		81,947

Total retained earnings	577,160	67.2	585,378	68.4	585,580	67.3
Valuation difference on other securities	27,272	3.2	26,495	3.1	27,176	3.1
Treasury stock	(20,344)	(2.4)	(20,421)	(2.4)	(20,412)	(2.3)

Total shareholders’ equity	719,737	83.8	727,101	85.0	727,993	83.7

Total liabilities and shareholders’ equity	858,951	100.0	855,887	100.0	869,575	100.0

2. Statements of Income

(Millions of yen)

	1st quarter of fiscal 2004		1st quarter of fiscal 2005		Fiscal 2004
	Amount	%	Amount	%	Amount	%
Net sales	91,481	100.0	82,528	100.0	340,091	100.0
Cost of sales	24,745	27.1	19,734	23.9	94,324	27.7

Gross profit	66,736	72.9	62,794	76.1	245,766	72.3
Provision for sales returns	7	0.0	48	0.1	22	0.0

Adjusted gross profit	66,729	72.9	62,746	76.0	245,744	72.3
Selling, general and administrative expenses	42,424	46.3	44,112	53.4	181,303	53.4

Operating income	24,305	26.6	18,633	22.6	64,441	18.9
Non-operating income	3,083	3.3	1,720	2.1	6,555	2.0
Non-operating expenses	842	0.9	1,109	1.4	6,871	2.0

Recurring income	26,546	29.0	19,245	23.3	64,124	18.9
Extraordinary income	13,786	15.1	0	0.0	16,872	5.0
Extraordinary losses	2,955	3.2	119	0.1	19,899	5.9

Income before income taxes	37,377	40.9	19,125	23.2	61,098	18.0
Income taxes	14,691	16.1	8,507	10.3	23,549	7.0

Net income	22,685	24.8	10,618	12.9	37,548	11.0
Retained earnings carried over from the previous fiscal year	50,841		65,553		50,841
Interim dividends	—		—		6,442

Unappropriated retained earnings	73,527		76,171		81,947